Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months Ended March 31, 2017

CALGARY, April 28, 2017 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and unaudited financial results for the three months ended March 31, 2017.

The unaudited financial statements and management discussion and analysis for the three months ended March 31, 2017, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

HIGHLIGHTS

•	Average production increased by 6% in Q1 2017 to 64,537 boe/d as compared to 60,863 boe/d in the prior quarter. This increase was primarily attributable to higher volumes in Canada from the resumption of voluntarily curtailed natural gas production and organic growth from development activities, as well as incremental volumes from our German acquisition which closed on December 19, 2016. We expect production volumes to continue increasing throughout 2017 to achieve our full year production guidance of between 69,000 to 70,000 boe/d.
•	Fund flows from operations ("FFO") for Q1 2017 was $143.4 million ($1.21/basic share(1)) as compared to $149.6 million ($1.27/basic share) in Q4 2016. This 4% decrease in FFO quarter-over-quarter is primarily attributable to a significant inventory build in France and Australia related to shipment timing. The pre-tax FFO impact of the quarter-over-quarter change in inventory levels was approximately $15.5 million. Based on anticipated shipment schedules, we expect that this inventory build will reverse over the course of the year, unwinding the FFO impact. Year-over-year, FFO increased by 53% as compared to Q1 2016 as a result of significantly higher commodity prices.
•	Production from Corrib averaged 64.8 mmcf/d (10,803 boe/d) in Q1 2017, representing 100% of rated plant capacity. The project has continued to outperform expectations relating to well deliverability and downtime. Due to expected higher recovery efficiency resulting from better well communication, we have adjusted our field and well performance estimates and now expect to maintain peak production plateau through Q1 2018, and potentially into Q2 2018.
•	During the first quarter we drilled 22 (18.4 net) wells in Canada and placed 21 (16.1 net) wells on production. Individual well results from our Q1 2017 Mannville program exceeded our expectations with the majority displaying test productivity significantly above our average well performance to-date. Lower Mannville wells tested during the quarter(2) include one well that tested at 8.0 mmcf/d with 190 bbls/d of free liquids, and a second well at 2.8 mmcf/d with 535 bbls/d of free liquids. Based on early stage production results, oil rates from our Cardium and Midale wells are in-line with expectations while cost efficiencies have continued to improve.
•	We drilled and completed our first wells in the Neocomian fields in France during Q1 2017. Two wells are on production at a combined initial rate of 300 bbls/d, which exceeded expectations. During the first quarter, we also completed and placed on production the four (4.0 net) Champotran wells we drilled in France in Q4 2016. All wells are productive, with two exceeding expectations, and two below. The combined IP30 oil rate from the four Champotran wells was 550 bbls/d.
•	We drilled three (3.0 net) wells in the United States in our early stage Turner Sand play during the quarter. Two of the three wells were completed and placed on production in late March. The two wells have been produced intermittently, with initial production performance comparable to the better wells drilled thus far in our East Finn project area.
•	As noted in our year-end 2016 release, permitting delays in the Netherlands have resulted in a reallocation of capital and a change in our production mix in favor of other business units. Due to project approval delays, a modest amount of capital has been moved from the Netherlands to Canada. As a result of production permit delays in the Netherlands, we are employing under-utilized well deliverability in Canada, and to a lesser extent, Australia to meet corporate targets. Our revised production plan by business unit is shown in our May 2017 investor presentation on our website.
•	During Q1 2017, we issued US$300 million of eight-year senior unsecured notes at a coupon of 5.625% per annum. This issuance was completed by way of a private offering and represented Vermilion's first issuance in the US debt markets. Subsequent to the quarter, we negotiated an extension of our credit facility with our banking syndicate to May 2021. As a result of our projected liquidity requirements and the proceeds from this debt issuance, we elected to reduce our bank facility to $1.4 billion from $2.0 billion.
•	Effective with the April 2017 dividend payment, the allowable participation in the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan is now being prorated by 75%. We plan to discontinue the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan beginning with the July 2017 dividend payment, such that there would be no further equity issuance under this program. In addition, we reduced the discount associated with the traditional component of our Premium DividendTM and Dividend Reinvestment Plan from 3% to 2% beginning with the January 2017 dividend.
•	Vermilion was recently ranked 13th by Corporate Knights on the Future 40 Responsible Corporate Leaders in Canada list. This marks the fourth year in a row that Vermilion has been recognized by Corporate Knights as one of Canada's top sustainability performers. Vermilion continues to be the highest rated oil and gas company on the list. This recognition reflects our strong focus on sustainability, transparency and performance on environmental, social and governance issues.

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.
(2)	Well A (Ellerslie) production test was performed over a 2-day period. The maximum choke size during the production test was 24.7mm. Well A achieved a peak burnable gas production rate of 9.1 mmcf/d with a stabilized rate of 8.0 mmcf/d. Well A also achieved a peak liquids production rate of 375 bbls/d with a stabilized rate of 190 bbls/d. Well B (Ellerslie) production test was performed over a 2-day period. The maximum choke size during the production test was 21.3mm. Well B achieved a peak burnable gas production rate of 3.3 mmcf/d with a stabilized rate of 2.8 mmcf/d. Well B also achieved a peak liquids production rate of 690 bbls/d with a stabilized rate of 535 bbls/d. These test results are not necessarily indicative of long-term performance or of ultimate recovery.
TM	Denotes trademark of Canaccord Genuity Capital Corporation

HIGHLIGHTS

	Three Months Ended
($M except as indicated)	Mar 31,	Dec 31,	Mar 31,
Financial	2017	2016	2016
Petroleum and natural gas sales	261,601	259,891	177,385
Fund flows from operations	143,434	149,582	93,667
Fund flows from operations ($/basic share) (1)	1.21	1.27	0.83
Fund flows from operations ($/diluted share) (1)	1.19	1.25	0.82
Net earnings (loss)	44,540	(4,032)	(85,848)
Net earnings (loss) ($/basic share)	0.38	(0.03)	(0.76)
Capital expenditures	95,889	66,882	62,773
Acquisitions	2,620	78,713	870
Asset retirement obligations settled	2,249	3,327	2,024
Cash dividends ($/share)	0.645	0.645	0.645
Dividends declared	76,593	76,096	72,847
% of fund flows from operations	53%	51%	78%
Net dividends (1)	41,087	32,516	24,857
% of fund flows from operations	29%	22%	27%
Payout (1)	139,225	102,725	89,654
% of fund flows from operations	97%	69%	96%
Net debt	1,377,636	1,427,148	1,367,063
Ratio of net debt to annualized fund flows from operations	2.4	2.4	3.6
Operational
Production
Crude oil and condensate (bbls/d)	26,832	25,972	29,199
NGLs (bbls/d)	2,694	2,467	2,672
Natural gas (mmcf/d)	210.07	194.54	201.11
Total (boe/d)	64,537	60,863	65,389
Average realized prices
Crude oil, condensate and NGLs ($/bbl)	64.14	60.58	39.35
Natural gas ($/mcf)	5.62	5.47	3.76
Production mix (% of production)
% priced with reference to WTI	17%	18%	20%
% priced with reference to AECO	22%	20%	25%
% priced with reference to TTF and NBP	32%	33%	26%
% priced with reference to Dated Brent	29%	29%	29%
Netbacks ($/boe)
Operating netback (1)	31.62	31.11	21.63
Fund flows from operations netback	25.75	26.43	16.12
Operating expenses	9.35	10.54	9.58
Average reference prices
WTI (US $/bbl)	51.92	49.29	33.45
Edmonton Sweet index (US $/bbl)	48.37	46.18	29.76
Dated Brent (US $/bbl)	53.78	49.46	33.89
AECO ($/mmbtu)	2.69	3.09	1.83
NBP ($/mmbtu)	7.96	7.51	5.97
TTF ($/mmbtu)	7.65	7.21	5.70
Average foreign currency exchange rates
CDN $/US $	1.32	1.33	1.37
CDN $/Euro	1.41	1.44	1.52
Share information ('000s)
Shares outstanding - basic	119,046	118,263	113,451
Shares outstanding - diluted (1)	122,135	121,353	116,491
Weighted average shares outstanding - basic	118,632	117,840	112,725
Weighted average shares outstanding - diluted (1)	120,722	119,677	114,110

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

MESSAGE TO SHAREHOLDERS

In early April, Vermilion held an investor day in Paris, France to provide investors and analysts with an opportunity to learn more about our company's strategy and global asset portfolio.  The event featured presentations from members of our executive team and senior leaders from each of Vermilion's business units.  Our Investor Day was designed to achieve three main objectives: provide a more detailed description of our assets and projects; demonstrate the technical and management capabilities of Vermilion's global operations leadership team; and emphasize the similarity of our overseas operations to North American operations through a field tour of our Paris Basin assets.  A copy of the Investor Day presentation and a replay of the webcast is available on our website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

It was fitting that Vermilion's first Investor Day event in nearly seven years coincided with the 20th anniversary of our first international acquisition.  It was in 1997 that Vermilion took the innovative step of expanding internationally by acquiring producing properties in France.  Since then, we have continued to strengthen and diversify our global asset portfolio, maintaining a disciplined focus on our three core regions of North America, Europe and Australia.  As was demonstrated throughout our Investor Day event, Vermilion's diversification has played a key role in our historical success and remains instrumental to our growth-and-income model in the future.

Project Inventory Diversity

Vermilion's diversified inventory of conventional and semi-conventional projects provides several competitive advantages for our company.  Diversification in commodity and price exposures allows us to select and invest in those projects that will generate the highest return for a given commodity price environment.  In addition, our focus on conventional and semi-conventional projects results in lower production decline rates as compared to our North American competitors that focus on shales or other ultra-tight reservoirs.  These lower decline rates significantly reduce our ongoing capital requirements and directly support the sustainability of our growth-and-income model.  At the same time, we continue to apply the best worldwide drilling and completion technologies to our conventional and semi-conventional assets to further enhance our rates of return.  While we are focused on conventional and semi-conventional projects, our inventory depth is more typical of an unconventional producer.  We have greatly expanded our project inventory over the past five years and it is stronger now than at any point in Vermilion's history.

After more than two years of depressed industry activity, we are starting to see a modest recovery in activity levels as global oil markets begin to rebalance.  While this increased activity will lead to service cost reflation, we expect this to have less impact on Vermillion than our competitors.  A majority of our capital is directed to assets outside of North America where the services sector has not been exposed to severe boom-and-bust cycles.  As such, cost escalation pressures on our international operations are expected to be less significant.  Further, our semi-conventional asset base in North America requires significantly less sand, water and horsepower intensity in completions as compared to our shale and ultra-tight focused competitors.  As a result, we have relatively less exposure to the pressure pumping services segment, where services price reflation is expected to be most significant.

Capital Investment and Production Source Flexibility

Our diversification provides significant flexibility to reallocate capital and production amongst business units as required to meet corporate targets.  This flexibility was recently demonstrated through the reallocation of 2017 capital and production targets due to the permitting delays in the Netherlands noted in our year-end 2016 release and Investor Day materials.  As discussed in the European Review section below, we now project that these permitting delays will result in the deferral of nearly 3,000 boe/d of Netherlands production for 2017 versus our original plan.  In response, we have reallocated a modest amount of additional capital from the Netherlands to Canada and intend to offset this current-year permitting-related production shortfall through increased production in other jurisdictions, primarily Canada and Australia.  Our expectation to maintain our 2017 production guidance of 69,000 – 70,000 boe/d despite the impact of these permitting delays, and without increasing consolidated exploration and development ("E&D") capital, demonstrates a key advantage of our diversification as well as the operational strength of our company.

Risk Reduction and Premium Pricing

Our global asset portfolio provides commodity diversification and premium pricing.  Commodity diversification reduces risk for our shareholders by increasing the stability of our cash flows and providing additional hedging options.  Approximately 55% of our oil-equivalent 2017 estimated production is priced with reference to Dated Brent and European natural gas benchmarks.  These commodities continue to trade at significant premiums as compared to their North American counterparts, improving our margins.  Our commodity exposure advantages, coupled with our focus on cost management, have allowed Vermilion to consistently deliver top quartile netbacks within our peer group.

Summary

Vermilion's diversification has been a key element of our historical success and consistent record of market outperformance.  Our global asset portfolio generates significant free cash flow(1), while at the same time delivering consistent production growth, allowing us to sustainably deliver our growth-and-income model for our shareholders.  Our focus on three core regions, managed within a decentralized business unit structure with a highly capable leadership team, allows us to focus our efforts and effectively manage our global asset base.  In each region, we are a very technically-focused company that continues to add real value through high quality technical work and careful execution of our projects.

Q1 2017 Review

Vermilion's first quarter production increased by 6% to 64,537 boe/d from 60,863 boe/d in the prior quarter.  This increase was primarily attributable to higher volumes in Canada related to the resumption of voluntarily curtailed production and organic growth from development activities, as well as incremental volumes from our German acquisition which closed near the end of last year.  We expect production volumes to continue increasing throughout 2017 with production volumes averaging between 69,000 to 70,000 boe/d for the year.

Fund flows from operations ("FFO") for Q1 2017 was $143.4 million ($1.21/basic share(1)) as compared to $149.6 million ($1.27/basic share) in Q4 2016.  This 4% decrease in FFO quarter-over-quarter is primarily attributable to a significant inventory build in France and Australia related to shipment timing.  The pre-tax FFO impact of the quarter-over-quarter change in inventory levels was approximately $15.5 million.  Based on anticipated shipment schedules, we expect that this inventory build will reverse over the course of the year, unwinding the FFO impact. Year-over-year, FFO increased by 53% as compared to Q1 2016 as a result of significantly higher commodity prices.  Vermilion generated net earnings of $44.5 million ($0.38/basic share) during the first quarter, representing a return to positive net income for the first time since Q2 2015.

While commodity prices have increased from the lows experienced in 2016, we continue to maintain our strict focus on cost management.  Per-unit operating expense of $9.35 per boe decreased by 11% during Q1 2017 as compared to the prior quarter and by 2% as compared to the year-earlier quarter.

During the quarter, we issued US$300 million of eight-year senior unsecured notes at a coupon of 5.625% per annum.  This issuance was completed by way of a private offering and represented Vermilion's first issuance in the US debt markets.  Despite Vermilion's first-time issuer status, we were able to secure a very attractive interest rate, reflecting our track record of prudent fiscal management.  The issuance of US dollar denominated debt provides a natural hedge against our largely US dollar denominated revenue streams.  Subsequent to the quarter, we negotiated an extension of our credit facility with our banking syndicate to May 2021.  As a result of our projected liquidity requirements and the proceeds from this debt issuance, we elected to reduce our bank facility to $1.4 billion from $2.0 billion.

Effective with the April 2017 dividend payment, the allowable participation in the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan is now being prorated by 75%.  As such, eligible shareholders who have elected to participate in the Premium DividendTM Component now receive a 1.5% premium on 25% of their participating shares, and the regular cash dividend on the remaining 75% of their shares.  We plan to discontinue the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan beginning with the July 2017 dividend payment, such that there would be no further equity issuance under this program.  We also reduced the discount associated with the traditional component of our Premium DividendTM and Dividend Reinvestment Plan from 3% to 2% beginning with the January 2017 dividend.

Europe

Production from Corrib averaged 64.8 mmcf/d (10,803 boe/d) in Q1 2017, representing 100% of rated plant capacity.  The project has continued to outperform expectations for well deliverability and downtime.  Due to expected higher recovery efficiency resulting from better well-to-well communication, we have adjusted our field and well performance estimates, and now expect to maintain peak production plateau through Q1 2018 and potentially into Q2 2018.  Corrib is a highly efficient generator of free cash flow as a result of its highly-valued European gas product, absence of royalties, low operating expense, and low maintenance capital requirements.

In France, we drilled and completed our first wells in the Neocomian fields during Q1 2017.  Initial results from this four (4.0 net) horizontal well program are highly encouraging.  The first well was placed on production in early March and delivered an IP30 rate of 250 bbls/d versus our type curve expectations of 110 bbls/d.  The second well, which only has a completed horizontal section of 40% of the anticipated length due to drilling problems, was placed on production in late March at a rate of approximately 50 bbls/d at low drawdown during the initial production phase.  The production rate from this well is expected to increase as pump displacement and drawdown are turned up over time.  The remaining two wells have now been successfully drilled and cased with slotted liner through the full horizontal section targeted.  Reservoir quality indications from these two wells were positive, and we expect to have them on production during the second quarter.  During the first quarter, we also completed and placed on production the four (4.0 net) Champotran wells we drilled in France in Q4 2016.  All wells are productive, with two exceeding expectations, and two below.  The combined IP30 oil rate from the four wells was 550 bbls/d.  Lastly, we drilled and placed a Vulaines horizontal sidetrack well on production during the quarter.  The well delivered an IP30 rate of 90 bbls/d prior to finishing the completion by acidizing the horizontal lateral.  Our ability to successfully execute a sidetracked horizontal lateral in Vulaines creates the opportunity for higher productivity multi-lateral horizontal development from existing wellbores.

As noted previously, permitting delays in the Netherlands have resulted in a reallocation of capital and production targets amongst business units.  Due to the delays in receiving final production permits for three of our wells, two wells are now producing at significantly restricted rates and a third well has been shut-in. While we believe the final production permits for one of the wells will be received in 2017, we do not currently expect to receive the permits for the other two wells until 2018.  As such, we have reduced our full year 2017 average production forecast for the Netherlands to approximately 6,500 boe/d.  This compares to our initial 2017 Netherlands production plan of 9,400 boe/d which reflected our prior permitting timeline assumptions.  We intend to offset lower Netherlands volumes through increased production in other jurisdictions, primarily Canada and Australia, and have made no changes to our 2017 guidance targets for consolidated production or E&D capital.  In the Netherlands, two (1.0 net) wells that were in our original budget have been postponed and we have deferred the completion activities for the remaining two (1.0 net) exploration wells that we intend to drill this year to 2018.  In addition, we have reduced the scope of our planned seismic program in the Akkrum exploration concession.  Further information on these changes is included in our May 2017 investor presentation available on our website.  We expect the curtailed Netherlands volumes to be available for production during 2018.

In Germany, Vermilion assumed operatorship of the assets acquired near the end of 2016 from Engie E&P Deutschland GmbH.  Production from the acquired assets averaged approximately 2,000 boe/d during the quarter.  Vermilion commenced service rig operations on the acquired assets in February, and we have developed a work plan to implement identified optimization and workover projects.  In March 2017, we were awarded an exploration license in Lower Saxony comprising 150,000 gross acres (50,000 acres net to Vermilion) surrounding the acquired oil fields.  The Engie acquisition, our assumption of production operatorship and the additional exploration acreage further advance our objective of developing a material business unit in Germany.

North America

In Canada, capital activity increased significantly during the first quarter as compared to Q1 of the prior year.  During Q1 2017, we drilled or participated in seven (5.1 net) Mannville wells, five (5.0 net) Cardium wells and 10 (8.3 net) Midale wells.  Eleven (7.1 net) Mannville wells, two (2.0 net) Cardium wells and eight (7.0 net) Midale wells were brought on production.  Individual well results from our Q1 2017 Mannville program exceeded our expectations with the majority displaying test productivity significantly above our average well performance to-date.  Lower Mannville wells tested during the quarter(2) include one well that tested at 8.0 mmcf/d with 190 bbls/d of free liquids, and a second well at 2.8 mmcf/d with 535 bbls/d of free liquids.  Based on early stage production results, oil rates from our Cardium and Midale wells are in-line with expectations while cost efficiencies continue to improve.  Cardium Drill, Complete, Equip and Tie-in (DCET) well costs averaged $2.3 million on a per-section basis for Q1 2017 as compared to $3.2 million during our last program in 2014.  Per well costs for our Midale play decreased to $1.7 million during Q1 2017 from $3.0 million in 2014.  These improvements largely resulted from an approximately 30% decrease in required drilling days achieved during the quarter as compared to the start in the Midale play in 2014.  The last five wells at the end of the Q1 2017 program achieved a further 25% reduction in drilling days.  During Q1, we also continued to advance an infrastructure project supporting the continued growth of our Upper Mannville development in the Ferrier area.  We plan to start the construction of a 14 mmcf/d compressor station in Q4 2017 with start-up scheduled for Q2 2018.

In the United States, we drilled three (3.0 net) wells in our early stage Turner Sand play during the quarter.  The Q1 2017 program was designed to establish consistent drilling and completion procedures while reducing drilling times and overall capital costs.  Drilling times were reduced to 12 days from the previous 18 day average despite an approximately 20% increase in average lateral length.  Based on currently available data, while recognizing that some additional completion costs may still be incurred on the new wells, we project that the per well drilling and completion capital cost was reduced by approximately 25% from the previous program.  Two of the three wells have been completed and were placed on production in late March, while the third well is expected to be on production by late April.  The first two wells have been produced intermittently so far, with initial production performance that is comparable to the better wells drilled thus far in our East Finn project area.  During Q1 2017, we purchased overriding royalty interests on our lands (ranging from 0.83% to 5%) for US$1.5 million, further consolidating our position and enhancing our play economics.

Australia

Activities in Australia were largely centered around our debottlenecking project to further improve fluid handling capability on the Wandoo B platform.  Once completed, we expect that this infrastructure enhancement will allow us to increase oil production on the platform by 600 to 700 bbls/d later in 2017.  The two sidetrack wells we drilled in Q2 2016 continue to exhibit strong productive capability.  When utilized, combined oil production from these wells was approximately 4,000 bbls/d during Q1 2017.  These wells are produced intermittently to achieve business unit targets and meet oil sales contract commitments.  We do not expect to drill additional wells in Australia until 2019.

Environmental, Social & Governance

Vermilion was recently ranked 13th by Corporate Knights on the Future 40 Responsible Corporate Leaders in Canada list.  This marks the fourth year in a row that Vermilion has been recognized by Corporate Knights as one of Canada's top sustainability performers.  Vermilion continues to be the highest rated oil and gas company on the list.  This recognition reflects our strong focus on sustainability, transparency and performance regarding environmental, social and governance issues.

Board of Directors

Vermilion recently announced that Mr. William Roby will be appointed to the Board of Directors effective April 26, 2017.  Mr. Roby brings 33 years of experience in various senior management and executive positions primarily from a number of US and international management positions with Occidental Petroleum Corporation from 1997 to 2013, most recently as Senior Vice President, Worldwide Operations and Production/Facility Engineering.  From 2013 to 2014, he acted as Chief Operating Officer of Sheridan Production Company, LLC, a Houston based oil and gas company.  Mr. Roby holds a Bachelor of Mechanical Engineering degree from Louisiana State University.

In addition, Mr. Claudio Ghersinich has advised that he will not be standing for re-election to Vermilion's Board in 2017.  Mr. Ghersinich has been a director of Vermilion since 1994.  He was one of the three co-founders of Vermilion and served most recently as Executive Vice President, Business Development from 2005 to 2008.  Mr. Ghersinich was a key contributor to Vermilion's success, and on behalf of Vermilion's management and Board of Directors, we wish to thank him for his contributions to Vermilion, the Board, Audit and Independent Reserves Committees.  We wish Claudio the very best in his future endeavours.

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.

(2)	Well A (Ellerslie) production test was performed over a 2-day period. The maximum choke size during the production test was 24.7mm. Well A achieved a peak burnable gas production rate of 9.1 mmcf/d with a stabilized rate of 8.0 mmcf/d. Well A also achieved a peak liquids production rate of 375 bbls/d with a stabilized rate of 190 bbls/d. Well B (Ellerslie) production test was performed over a 2-day period. The maximum choke size during the production test was 21.3mm. Well B achieved a peak burnable gas production rate of 3.3 mmcf/d with a stabilized rate of 2.8 mmcf/d. Well B also achieved a peak liquids production rate of 690 bbls/d with a stabilized rate of 535 bbls/d. These test results are not necessarily indicative of long-term performance or of ultimate recovery.

TM	Denotes trademark of Canaccord Genuity Capital Corporation

2017 GUIDANCE

On October 31, 2016, we released our 2017 capital expenditure guidance of $295 million and associated production guidance of between 69,000-70,000 boe/d.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2017 Guidance
2017 Guidance	October 31, 2016	295	69,000 to 70,000

ANNUAL GENERAL MEETING WEBCAST

As Vermilion's Annual General Shareholders Meeting is being held today, April 28th, 2017 at 10:00 AM MST at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, there will not be a first quarter conference call.  In lieu of the conference call, a presentation will be given by Mr. Anthony Marino, President & Chief Executive Officer at the end of the meeting.  Questions from the public can be submitted via the webcast.

Please visit http://event.on24.com/r.htm?e=1408430&s=1&k=69B66BC77507314039EFD37F8972FC98 or Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm and click on webcast under the upcoming events to view the webcast which will commence at approximately 10:15 AM MST.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Management and directors of Vermilion hold approximately 5% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

SOURCE Vermilion Energy Inc.

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For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 28-APR-17